Booz Allen Hamilton Inc. 8283 Greensboro Drive McLean, VA 22102 Tel 1 703 902 5000 Fax 1 703 902 3333 www.boozallen.com

July 20, 2012

Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Booz Allen Hamilton Holding Corporation
Form 10-K
Filed May 30, 2012
File No. 001-34972

Dear Mr. Gordon:

This letter is in response to your comment letter, dated July 9, 2012, to Booz Allen Hamilton Holding Corporation (the “Company”). Your comment is set forth below followed by the Company’s response.

Exhibit 31

1. We note that the fourth paragraph of the Section 302 certification does not refer to the certifying officers’ responsibility for establishing and maintaining effective internal control over financial reporting. Please amend your filing to provide a certification that includes the exact wording prescribed by Item 601(b)(31) of Regulation S-K.

Response: The Company has filed an amendment to its Annual Report on Form 10-K for the fiscal year ended March 31, 2012 to include the revised certifications.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel L. Gordon

July 20, 2012

Should you have any questions, or need additional information with respect to this matter, please do not hesitate to contact me at (703) 377-7279.

Very truly yours,

/s/ Douglas S. Manya

Douglas S. Manya
Vice President, Deputy General Counsel and Secretary